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                           July 31, 2020

       Anshu Bhatnagar
       Chief Executive Officer
       Verus International, Inc.
       9841 Washingtonian Blvd., #390
       Gaithersburg, MD 20878

                                                        Re: Verus
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2020
                                                            File No. 333-240123

       Dear Mr. Bhatnagar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Tad Mailander, Esq.